UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Green Plains, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

393222104

(CUSIP Number)

FREDERICK DISANTO

C/O ANCORA HOLDINGS GROUP, LLC

6060 Parkland Boulevard, Suite 200

Cleveland, Ohio 44124

(216) 825-4000

STEVE WOLOSKY

ANDREW FREEDMAN

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 6, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Merlin, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		33,104*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

33,104*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,104*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*Includes 5,000 Shares underlying certain call options which are currently exercisable.

2

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Merlin Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		349,693*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

349,693*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

349,693*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*Includes 55,000 Shares underlying certain call options which are currently exercisable.

3

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Catalyst, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		33,595*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

33,595*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,595*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*Includes 5,400 Shares underlying certain call options which are currently exercisable.

4

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Catalyst Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		345,833*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

345,833*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

345,833*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*Includes 54,600 Shares underlying certain call options which are currently exercisable.

5

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Bellator Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		115,975
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

115,975
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

115,975
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Impact Fund LP Series Q*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		458,279
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

458,279
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

458,279
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*This Series Q is part of a series of Ancora Impact Fund LP, a series limited partnership.

7

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Impact Fund LP Series S*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,191,740
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,191,740
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,191,740
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

PN

*This Series S is part of a series of Ancora Impact Fund LP, a series limited partnership.

8

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Impact Fund SPC Ltd Segregated Portfolio H
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,021,660
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,021,660
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,021,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

CO

9

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Alternatives LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,151,058*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,151,058*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,151,058*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
14	TYPE OF REPORTING PERSON

IA, OO

*Includes 120,000 Shares underlying certain call options which are currently exercisable.

10

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Holdings Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,151,058*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,151,058*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,151,058*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
14	TYPE OF REPORTING PERSON

CO

*Includes 120,000 Shares underlying certain call options which are currently exercisable.

11

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Frederick DiSanto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		25,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,151,058*
PERSON WITH	9	SOLE DISPOSITIVE POWER

25,000
	10	SHARED DISPOSITIVE POWER

4,151,058*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,176,058*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
14	TYPE OF REPORTING PERSON

IN

*Includes 120,000 Shares underlying certain call options which are currently exercisable.

12

CUSIP No. 393222104

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Ancora Merlin, LP, a Delaware limited partnership (“Ancora Merlin”), with respect to the Shares directly and beneficially owned by it;
(ii)	Ancora Merlin Institutional, LP, a Delaware limited partnership (“Ancora Merlin Institutional”), with respect to the Shares directly and beneficially owned by it;
(iii)	Ancora Catalyst, LP, a Delaware limited partnership (“Ancora Catalyst”), with respect to the Shares directly and beneficially owned by it;
(iv)	Ancora Catalyst Institutional, LP, a Delaware limited partnership (“Ancora Catalyst Institutional”), with respect to the Shares directly and beneficially owned by it;
(v)	Ancora Bellator Fund LP, a Delaware limited partnership (“Ancora Bellator”), with respect to the Shares directly and beneficially owned by it;
(vi)	Ancora Impact Fund LP – Series Q, a series of Ancora Impact Fund LP, a Delaware limited partnership (“Ancora Impact Q”), with respect to the Shares directly and beneficially owned by it;
(vii)	Ancora Impact Fund LP – Series S, a series of Ancora Impact Fund LP, a Delaware limited partnership (“Ancora Impact S” and together with Ancora Merlin, Ancora Merlin Institutional, Ancora Catalyst, Ancora Catalyst Institutional, Ancora Bellator and Ancora Impact Q, the “Ancora LP Funds”), with respect to the Shares directly and beneficially owned by it;
(viii)	Ancora Impact Fund SPC Ltd. – Segregated Portfolio H, a Cayman Islands segregated portfolio company (“Ancora SPC H” and together with the Ancora LP Funds, the “Ancora Funds”), with respect to the Shares directly and beneficially owned by it;
(ix)	Ancora Alternatives LLC, an Ohio limited liability company (“Ancora Alternatives”), as the general partner of each of the Ancora LP Funds and as the investment advisor to each of the Ancora Funds and certain separately managed accounts (the “Ancora Alternatives SMAs”);
(x)	Ancora Holdings Group, LLC, a Delaware limited liability company (“Ancora Holdings”), as the sole member of Ancora Alternatives; and
13

CUSIP No. 393222104

(xi)	Frederick DiSanto, as the Chairman and Chief Executive Officer of Ancora Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to the Joint Filing Agreement as further described in Item 6 below. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Ancora SPC H. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The address of the principal office of each of the Ancora Funds, Ancora Alternatives, Ancora Holdings and Mr. DiSanto is 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124.

(c)       The principal business of each of the Ancora Funds is investing in securities. The principal business of Ancora Alternatives is serving as the general partner of each of the Ancora LP Funds and as the investment advisor of each of the Ancora Funds and the Ancora Alternatives SMA. The principal business of Ancora Holdings is serving as the sole member of Ancora Alternatives. The principal occupation of Mr. DiSanto is serving as the Chairman and Chief Executive Officer of Ancora Holdings.

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Other than as disclosed below, no Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. DiSanto is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of the Ancora Funds and held in the Ancora Alternatives SMAs were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 28,104 Shares owned directly by Ancora Merlin is approximately $922,190, including brokerage commissions. The aggregate purchase price of the 294,693 Shares owned directly by Ancora Merlin Institutional is approximately $9,638,465, including brokerage commissions. The aggregate purchase price of the 28,195 Shares owned directly by Ancora Catalyst is approximately $913,020, including brokerage commissions. The aggregate purchase price of the 291,233 Shares owned directly by Ancora Catalyst Institutional is approximately $9,455,753, including brokerage commissions. The aggregate purchase price of the 115,975 Shares owned directly by Ancora Bellator is approximately $3,244,639, including brokerage commissions. The aggregate purchase price of the 458,279 Shares owned directly by Ancora Impact Q is approximately $14,743,344, including brokerage commissions. The aggregate purchase price of the 1,191,740 Shares owned directly by Ancora Impact S is approximately $38,657,830, including brokerage commissions. The aggregate purchase price of the 1,021,660 Shares owned directly by Ancora SPC H is approximately $33,072,340, including brokerage commissions. The aggregate purchase price of the 601,179 Shares held in the Ancora Alternatives SMAs is approximately $19,516,272, including brokerage commissions.

14

CUSIP No. 393222104

The aggregate purchase price of the call options referencing 5,000 Shares owned directly by Ancora Merlin was approximately $8,374. The aggregate purchase price of the call options referencing 55,000 Shares owned directly by Ancora Merlin Institutional was approximately $93,092. The aggregate purchase price of the call options referencing 5,400 Shares owned directly by Ancora Catalyst was approximately $9,146. The aggregate purchase price of the call options referencing 54,600 Shares owned directly by Ancora Catalyst Institutional was approximately $345,833.

The Shares purchased by Mr. DiSanto were purchased in the open market with personal funds. The aggregate purchase price of the 25,000 shares beneficially owned by Mr. DiSanto is approximately $693,853, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 6, 2024, the Reporting Persons entered into a cooperation agreement (the “Cooperation Agreement”) with the Issuer, pursuant to which, among other things, the Issuer agreed to publicly announce, no later than the date on which the Issuer publicly announces its financial results for the three months and year ended December 31, 2023, that the Issuer’s Board of Directors (the “Board”) will initiate a formal review to consider and evaluate strategic alternatives to maximize value for the Issuer’s shareholders.

During the term of the Cooperation Agreement, the Reporting Persons have agreed to vote all Voting Securities (as defined in the Cooperation Agreement) beneficially owned by them at all meetings of the Issuer’s shareholders in accordance with the Board’s recommendations, except that the Reporting Persons (a) may vote in their discretion on any proposal of the Issuer in respect of any Extraordinary Transaction (as defined in the Cooperation Agreement), share issuance or the implementation of takeover defenses not in existence as of the date of the Cooperation Agreement and (b) will be permitted to vote in accordance with the recommendation of Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis & Co., LLC (“Glass Lewis”) if ISS and Glass Lewis issue a voting recommendation that differs from the Board’s recommendation with respect to any proposal submitted to shareholders at a shareholder meeting (other than any proposal related to director elections, removals or replacements).

The Reporting Persons have also agreed to certain customary standstill provisions prohibiting them from, among other things, (a) soliciting proxies; (b) advising or knowingly encouraging any person with respect to the voting or disposition of any securities of the Issuer, subject to limited exceptions; (c) beneficially owning more than 9.9% of the then-outstanding Shares and (d) taking actions to change or influence the Board, management or the direction of certain matters related to the Issuer; in each case as further described in the Cooperation Agreement.

The Cooperation Agreement will terminate on the date that is the earlier of (a) 30 days prior to the notice deadline under the Issuer’s Fifth Amended and Restated Bylaws for the submission of shareholder director nominations for the Issuer’s 2025 annual meeting of shareholders and (b) 100 days prior to the first anniversary of the Issuer’s 2024 annual meeting of shareholders.

15

CUSIP No. 393222104

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 59,513,087 Shares outstanding as of November 30, 2023, as disclosed in the Issuer’s Prospectus on Form 424B3 filed with the Securities and Exchange Commission on December 4, 2023.

A.	Ancora Merlin
(a)	As of the date hereof, Ancora Merlin beneficially owned directly 33,104 Shares, including 5,000 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 33,104
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 33,104

B.	Ancora Merlin Institutional
(a)	As of the date hereof, Ancora Merlin Institutional beneficially owned directly 349,693 Shares, including 55,000 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 349,693
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 349,693

C.	Ancora Catalyst
(a)	As of the date hereof, Ancora Catalyst beneficially owned directly 33,595 Shares, including 5,400 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 33,595
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 33,595

D.	Ancora Catalyst Institutional
(a)	As of the date hereof, Ancora Catalyst Institutional beneficially owned directly 345,833 Shares, including 54,600 Shares underlying certain call options.

16

CUSIP No. 393222104

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 345,833
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 345,833

E.	Ancora Bellator
(a)	As of the date hereof, Ancora Bellator beneficially owned directly 115,975 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 115,975
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 115,975

F.	Ancora Impact Q
(a)	As of the date hereof, Ancora Impact Q beneficially owned directly 458,279 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 458,279
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 458,279

G.	Ancora Impact S
(a)	As of the date hereof, Ancora Impact S beneficially owned directly 1,191,740 Shares.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,191,740
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,191,740

H.	Ancora SPC H
(a)	As of the date hereof, Ancora SPC H beneficially owned directly 1,021,660 Shares.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,021,660
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,021,660

17

CUSIP No. 393222104

I.	Ancora Alternatives
(a)	Ancora Alternatives, as the investment advisor to each of the Ancora Funds and the Ancora Alternatives SMAs and the general partner of each of the Ancora LP Funds, may be deemed to beneficially own 4,151,058 Shares consisting of (i) 33,104 Shares beneficially owned directly by Ancora Merlin, (ii) 349,693 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 33,595 Shares beneficially owned directly by Ancora Catalyst, (iv) 345,833 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 115,975 Shares beneficially owned directly by Ancora Bellator, (vi) 458,279 Shares beneficially owned directly by Ancora Impact Q, (vii) 1,191,740 Shares beneficially owned directly by Ancora Impact S, (viii) 1,021,660 Shares beneficially owned directly by Ancora SPC H and (ix) 601,179 Shares held in the Ancora Alternatives SMAs.

Percentage: Approximately 7.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,151,058
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,151,058

J.	Ancora Holdings
(a)	Ancora Holdings, as the sole member of Ancora Alternatives, may be deemed to beneficially own 4,151,058 Shares consisting of (i) 33,104 Shares beneficially owned directly by Ancora Merlin, (ii) 349,693 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 33,595 Shares beneficially owned directly by Ancora Catalyst, (iv) 345,833 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 115,975 Shares beneficially owned directly by Ancora Bellator, (vi) 458,279 Shares beneficially owned directly by Ancora Impact Q, (vii) 1,191,740 Shares beneficially owned directly by Ancora Impact S, (viii) 1,021,660 Shares beneficially owned directly by Ancora SPC H, and (ix) 601,179 Shares held in the Ancora Alternatives SMAs.

Percentage: Approximately 7.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,151,058
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,151,058

K.	Mr. DiSanto
(a)	As of the date hereof, Mr. DiSanto directly beneficially owned 25,000 Shares. As the Chairman and Chief Executive Officer of Ancora Holdings, he may be deemed to beneficially own 4,151,058 Shares consisting of (i) 33,104 Shares beneficially owned directly by Ancora Merlin, (ii) 349,693 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 33,595 Shares beneficially owned directly by Ancora Catalyst, (iv) 345,833 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 115,975 Shares beneficially owned directly by Ancora Bellator, (vi) 458,279 Shares beneficially owned directly by Ancora Impact Q, (vii) 1,191,740 Shares beneficially owned directly by Ancora Impact S, (viii) 1,021,660 Shares beneficially owned directly by Ancora SPC H, and (ix) 601,179 Shares held in the Ancora Alternatives SMAs.

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CUSIP No. 393222104

Percentage: Approximately 7.0%

(b)	1. Sole power to vote or direct vote: 25,000
2. Shared power to vote or direct vote: 4,151,058
3. Sole power to dispose or direct the disposition: 25,000
4. Shared power to dispose or direct the disposition: 4,151,058

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed the beneficial owner of the Shares directly owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)       The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Schedule B and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 6, 2024, Ancora Holdings and the Issuer entered into the Cooperation Agreement, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On February 7, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Each of Ancora Merlin and Ancora Merlin Institutional has purchased American-style put options referencing an aggregate of 100 Shares and 900 Shares, respectively, which have an exercise price of $30 and which expire on January 17, 2025.

Each of Ancora Merlin, Ancora Merlin Institutional, Ancora Catalyst and Ancora Catalyst Institutional has purchased American-style call options referencing an aggregate of 1,700 Shares, 18,300 Shares, 1,800 Shares and 18,200 Shares, respectively, which have an exercise price of $25 and which expire on March 15, 2024, as further described on Schedule B hereto.

Each of Ancora Merlin, Ancora Merlin Institutional, Ancora Catalyst and Ancora Catalyst Institutional has purchased American-style call options referencing an aggregate of 1,700 Shares, 18,300 Shares, 1,800 Shares and 18,200 Shares, respectively, which have an exercise price of $26 and which expire on June 21, 2024, as further described on Schedule B hereto.

Each of Ancora Merlin, Ancora Merlin Institutional, Ancora Catalyst and Ancora Catalyst Institutional has purchased American-style call options referencing an aggregate of 1,600 Shares, 18,400 Shares, 1,800 Shares and 18,200 Shares, respectively, which have an exercise price of $28 and which expire on January 17, 2025, as further described on Schedule B hereto.

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CUSIP No. 393222104

The expiration date on the previously reported Ancora Merlin Swaps that constitute an aggregate of 15,185 notional Shares, Ancora Merlin Institutional Swaps that constitute an aggregate 172,315 notional Shares, Ancora Catalyst Swaps that constitute an aggregate 15,560 notional Shares and Ancora Catalyst Institutional Swaps that constitute an aggregate 171,940 notional Shares, were each extended from July 6, 2023 to July 6, 2024.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Cooperation Agreement, dated February 6, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 7, 2024).
99.2	Joint Filing Agreement, dated February 7, 2024.

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CUSIP No. 393222104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2024

Ancora Merlin, LP
Ancora Merlin Institutional, LP
Ancora Catalyst, LP
Ancora Catalyst Institutional, LP
Ancora Bellator Fund LP
Ancora Impact Fund LP – Series Q
Ancora Impact Fund LP – Series S

By:	Ancora Alternatives LLC, its Investment Advisor and General Partner

By:	Ancora Holdings Group, LLC, its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Impact Fund SPC Ltd. – Segregated Portfolio H

By:	Ancora Alternatives LLC, its Investment Advisor

By:	Ancora Holdings Group, LLC, its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Alternatives LLC

By:	Ancora Holdings Group, LLC, its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

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CUSIP No. 393222104

Ancora Holdings Group, LLC

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

/s/ Frederick DiSanto
Frederick DiSanto

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CUSIP No. 393222104

SCHEDULE A

Directors and Officers of Ancora Impact Fund SPC Ltd. – Segregated Portfolio H

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Bradley Zucker Director	Company Director	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States
Julie O’Hara Director	Company Director	94 Solaris Avenue Box 1348, Camana Bay Grand Cayman Cayman Islands KY1-1108	Canada
Ronan Guilfoyle Director	Company Director	94 Solaris Avenue Box 1348, Camana Bay Grand Cayman Cayman Islands KY1-1108	Ireland

CUSIP No. 393222104

SCHEDULE B

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Security ($)	Date of Purchase/Sale

ANCORA MERLIN, LP

Purchase of March 15, 2024 Call Option ($25.00 Strike Price)	1,700	0.9078	01/11/2024
Purchase of June 21, 2024 Call Option ($26.00 Strike Price)	1,700	1.6578	01/11/2024
Purchase of January 17, 2025 Call Option ($28.00 Strike Price)	800	2.4078	01/12/2024
Purchase of January 17, 2025 Call Option ($28.00 Strike Price)	800	2.6078	01/12/2024
Sale of January 17, 2025 Put Option ($28.00 Strike Price)	(1,800)	7.6922	01/16/2024
Sale of January 17, 2025 Put Option ($28.00 Strike Price)	(1,800)	7.6922	01/16/2024
Sale of January 17, 2025 Put Option ($28.00 Strike Price)	(900)	8.1922	01/17/2024
Sale of January 17, 2025 Put Option ($28.00 Strike Price)	(900)	8.2922	01/17/2024

ANCORA MERLIN INSTITUTIONAL, LP

Purchase of March 15, 2024 Call Option ($25.00 Strike Price)	18,300	0.9078	01/11/2024
Purchase of June 21, 2024 Call Option ($26.00 Strike Price)	18,300	1.6578	01/11/2024
Purchase of January 17, 2025 Call Option ($28.00 Strike Price)	9,200	2.4078	01/12/2024
Purchase of January 17, 2025 Call Option ($28.00 Strike Price)	9,200	2.6078	01/12/2024
Sale of January 17, 2025 Put Option ($28.00 Strike Price)	(18,200)	7.6922	01/16/2024
Sale of January 17, 2025 Put Option ($28.00 Strike Price)	(18,200)	7.6922	01/16/2024
Sale of January 17, 2025 Put Option ($28.00 Strike Price)	(9,100)	8.1922	01/17/2024
Sale of January 17, 2025 Put Option ($28.00 Strike Price)	(9,100)	8.2922	01/17/2024

CUSIP No. 393222104

ANCORA CATALYST, LP

Purchase of March 15, 2024 Call Option ($25.00 Strike Price)	1,800	1.6600	01/11/2024
Purchase of June 21, 2024 Call Option ($26.00 Strike Price)	1,800	0.9100	01/11/2024
Purchase of January 17, 2025 Call Option ($28.00 Strike Price)	900	2.6111	01/12/2024
Purchase of January 17, 2025 Call Option ($28.00 Strike Price)	900	2.4111	01/12/2024
Sale of January 17, 2025 Put Option ($28.00 Strike Price)	(2,700)	7.6899	01/16/2024
Sale of January 17, 2025 Put Option ($28.00 Strike Price)	(1,800)	7.6899	01/16/2024
Sale of January 17, 2025 Put Option ($28.00 Strike Price)	(900)	8.1888	01/17/2024
Sale of January 17, 2025 Put Option ($28.00 Strike Price)	(900)	8.2888	01/17/2024

ANCORA CATALYST INSTITUTIONAL, LP

Purchase of March 15, 2024 Call Option ($25.00 Strike Price)	18,200	1.6600	01/11/2024
Purchase of June 21, 2024 Call Option ($26.00 Strike Price)	18,200	0.9100	01/11/2024
Purchase of January 17, 2025 Call Option ($28.00 Strike Price)	9,100	2.6100	01/12/2024
Purchase of January 17, 2025 Call Option ($28.00 Strike Price)	9,100	2.4100	01/12/2024
Sale of January 17, 2025 Put Option ($28.00 Strike Price)	(27,300)	7.6899	01/16/2024
Sale of January 17, 2025 Put Option ($28.00 Strike Price)	(18,200)	7.6899	01/16/2024
Sale of January 17, 2025 Put Option ($28.00 Strike Price)	(9,100)	8.1899	01/17/2024
Sale of January 17, 2025 Put Option ($28.00 Strike Price)	(9,100)	8.2899	01/17/2024

ANCORA ALTERNATIVES LLC

(Through the Ancora Alternatives SMAs)

Sale of Common Stock	(80,000)	23.1260	12/07/2023
Sale of Common Stock	(40,000)	28.0647	12/14/2023